AB 3/11/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65689

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2005** AND ENDING **DECEMBER 31, 2005**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

GLOBAL DIRECT EQUITIES, LLC   FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

c/o GETTENBERG CONSULTING – 65 BROADWAY, SUITE 1004

PROCESSED
MAR 2 2 2006
THOMSON
FINANCIAL

NEW YORK	**NEW YORK**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN KRIM   **(212) 668 - 8700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023	**New York**	**NY**	**10038**

X   **Certified Public Accountant**

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 2 7 2006

BRANCH OF REGISTRATIONS
AND
02   EXAMINATIONS

OATH OR AFFIRMATION

I, *HARRY MOZIAN,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
   GLOBAL DIRECT EQUITIES, LLC, as of *DECEMBER 31, 2005,*
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N O N E

X _____
                                         Signature

                                         C E O
                                         Title

X _____
              Notary Public

CHRISTINE COOPER
Notary Public, State Of New York
No.01CO6085064
Qualified In Queens County
Commission Expires Dec.23, 20*06*

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under
         Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A
         of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with
         respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the
         date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NAME OF ORGANIZATION:_____ *GLOBAL DIRECT EQUITIES, LLC*_____

ADDRESS: ____ *c/o Gettenberg Consulting, 65 Broadway, Suite 1004, New York, NY 10006*_____
DATE: _____**DECEMBER 31, 2005**_____

NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET - 23rd Floor
NEW YORK, N.Y. 10005

Att: Member Firms Department

Gentlemen:

WE, THE UNDERSIGNED **members or allied members** of *GLOBAL DIRECT EQUITIES, LLC,* caused an audit to be made in accordance with the prescribed regulations and have arranged for the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial report prepared as of **DECEMBER 31, 2005** represents a true and correct financial statement of our organization and that the report will promptly be made available to those members and allied members whose signatures do not appear below.

Harry Mozian

Anthony DiPrizIto

I, *HARRY MOZIAN*, swear that to the best of my knowledge and belief, the

accompanying financial statements and supporting schedule(s) pertaining to the Firm of

GLOBAL DIRECT EQUITIES, LLC., as of *DECEMBER 31, 2005,*

are true and correct. I further swear that neither the Company nor any partner,

proprietor, principal officer, director or member has any proprietary interest in any

account classified solely as that of customer, except as follows:

No Exceptions

_____
(Signature)

_____
(Title)

_____
(Notary Public)



GLOBAL DIRECT EQUITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

GLOBAL DIRECT EQUITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	43,548
Due from broker		105,332
Commissions receivable		209,148
Organization expense, net of accumulated amortization		
of $7,550 (Note 2(d))		7,550
Other assets		5,643
Total assets	$	371,221

LIABILITIES AND CAPITAL

Liabilities:

Accounts payable and accrued expenses	$	114,024
Total liabilities		114,024

Commitments and Contingencies (Notes 4 and 5)

Liabilities subordinated to claims of general creditors

Pursuant to subordinated loan agreement (Note 6)	150,000

Capital (Note 7)

		107,197
Total liabilities and members' capital	$	371,221

The accompanying notes are an integral part of this statement.

Note 1 -   **Nature of Business**

Global Direct Equities, LLC (The "Company") is a New York State limited liability company formed for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

Note 2 -   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b)   *Income Taxes*
Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

c)   *Cash and Cash Equivalents*
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d)   *Equipment*
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line methods. Organization expense is amortized over five years using the straight-line method.

e)   *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 -   **Profit Sharing Plan**

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time.

The Company's liability to the plan for the year ended December 31, 2005 was $51,775.

Note 4 -   **Commitments**

Seat Lease
The Company leases two seats on the New York Stock Exchange. The first lease expires in February 2006, and calls for monthly payments of $5,000. The second lease expires in November 2006 and calls for monthly payments of $5,000.

Office Space
The Company leases office space pursuant to an operating lease expiring May 31, 2006. The future minimum rental commitment through termination is

Year	Amount
2006	$9,975

Note 5 -   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 6-   **Liabilities Subordinated to the Claims of General Creditors**

Subordinated liabilities consist of subordinated loan agreements which were approved by the New York Stock Exchange, Inc., and are as follows:

Maturity Rate	Interest Rate	Face Value
April 1, 2006	6%	$100,000
April 11, 2006	6%	50,000
		$150,000

Note 6-   **Liabilities Subordinated to the Claims of General Creditors (Continued)**

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The borrowings are from a member of the Company and interest expense of $9,000 was recorded for the year. At December 31, 2005, $16,417. of accrued interest payable is due to such member.

Note 7 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2005, the Company had net capital of $186,306, which was $174,050 in excess of its required net capital of $12,336. The Company's net capital ratio was 99.27%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2005, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Global Direct Equities, LLC
c/o Gettenberg Consulting
65 Broadway, Suite 1004
New York, NY 10006

We have audited the accompanying statement of financial condition of Global Direct Equities, LLC as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Global Direct Equities, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 7, 2006